Brookfield Asset Management	Q1 INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31, 2006
www.brookfield.com     NYSE/TSX: BAM

	Three months ended March 31
US$ MILLIONS	2006	2005

Net Income	$179	$165
— per share [1]	$0.43	$0.39
Cash flow from operations	$307	$155
— per share [1]	$0.75	$0.37

1	Adjusted to reflect three-for-two stock split
Fellow Shareholders:
During the first quarter of 2006, we continued to execute our strategic plan by expanding our asset management platform in our core areas of property, power and infrastructure. Cash flow from operations virtually doubled over the same quarter last year, to $307 million or $0.75 per share (adjusted for the share split) compared with $155 million in 2005. We generated net income of $179 million, compared with $165 million recorded in the first quarter last year. We also announced the renewal of our normal course issuer bid, with an authorization to repurchase 31.2 million shares, a three-for-two stock split, and a 50% increase in our dividend.
BUSINESS HIGHLIGHTS
In our office property operations, we expanded our Washington area portfolio by acquiring three office properties in the greater Washington, D.C. area, two with long term leases to the U.S. Government’s Transportation Security Administration. We also acquired the other 75% of an 1.1 million square foot office property, in Toronto.
We closed our $850 million U.S. Core Office Fund with one third of the equity provided by us and the balance from two institutional investors. The Fund, when leveraged, is in a position to invest up to $4 billion in high quality office properties in key North American cities. We manage the Fund which will be operated with our office platform.
We signed agreements to acquire six hydroelectric power facilities totalling 90 megawatts of capacity, including four facilities in Northern Ontario with long term power purchase agreements and two run-of-the-river merchant facilities in Maine. The addition of these facilities to our portfolio increases our power assets under management to 139 facilities and approximately 3,500 megawatts of capacity. We are currently integrating the Northern Ontario power stations into our existing operations and expect to complete the transaction for the Maine facilities in the next several months.
The construction of our wind projects in Northern Ontario is progressing well. Foundation, roads and electrical connecting systems are substantially completed for our 99 megawatt project. Turbine delivery is expected to start in the second quarter and this project plus the 90 megawatt second phase should be operational in early 2007.
In our timber operations, we sponsored the launch of publicly traded Acadian Timber Income Fund. We contributed 311,000 acres of timberlands from our Maine operations to this investment fund and Fraser Papers, 46% owned by us, contributed 765,000 acres of freehold timberlands located in New Brunswick. We retained a 27% interest in Acadian and now manage the Fund.
We have many initiatives under way in Brazil in response to growing investor interest in that country which has benefited recently as a major world producer of agricultural and mineral commodities. With our 100 year operating history and strong local management team in Brazil, we are well positioned to manage investments in our core areas of expertise on behalf of global institutional investors.

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OPERATING HIGHLIGHTS
Property
The strength of the North American economy has begun to increase demand for quality office space with a resultant reduction in vacancies in most markets. Two of our largest markets, Manhattan and Calgary, are particularly strong, driven by the overall positive economic environment, but more importantly the growth in the financial services and oil and gas industries, respectively.
In our North American portfolio, we leased approximately 1 million square feet of space, approximately three times our contractual expiries. Our properties are currently 95% leased in our core markets of New York, Boston, Washington, Toronto, Calgary and Ottawa, and our average lease term exceeds 10 years.
Our London office portfolio continues to benefit from the strength of the economic environment, in particular within the financial services sector, which has resulted in declining vacancies and rental rate increases. This has contributed to the announcement of construction of two new properties at our Canary Wharf Estate. In addition, the recent positive announcements from the U.K. government on REIT legislation have also provided strength to property values, with quoted property stock prices increasing significantly since the announcement.
After five years of strong growth in home sales and prices in our U.S. markets, we are seeing a much anticipated levelling off in these markets. Despite this, results for 2006 look like they will be on track with expectations, as we enter the peak home sales season. In our Canadian operations, the strength of the oil and gas industry continued to generate increased prices for home and lot sales in Western Canada. As a result, the contribution from our Alberta residential operations increased over the same period last year. As one of the leading developers in Alberta, we should continue to benefit from this strong oil and gas driven economy.
Power Generation
Cash flow from our power operations increased to $200 million in the first quarter, primarily as a result of higher water levels across our New York and Quebec regions as well as the integration of newly acquired facilities. We generated a total of 3,545 gigawatt hours of electricity across our portfolio in the first quarter of 2006, compared to 2,989 gigawatt hours during same period last year.
The improved results were achieved despite prices which, while higher than last year, were lower than expected due to the mild winter. We expect higher prices for the remainder of the year, given current oil pricing of approximately $70 per barrel, and the arrival of the summer air conditioning season. Approximately 20% of our power is uncontracted over the balance of the year, and our reservoir levels are above long term average, so we are well positioned to benefit further from this increased pricing.
In late January, we secured an agreement with the Long Island Power Authority to supply them with a variety of products including capacity, energy and green attributes. This 15 year contract will ensure stable long-term revenue at favourable rates for a portion of our New England and New York portfolio.
Over the past year, we have continued to increase our power generation capacity. We added 700 megawatts of capacity during this period through select acquisitions, developments and operational improvements, and we continue to look for additional opportunities.
Timber and Infrastructure
Island Timberlands exceeded plan in the first quarter, backed by higher than expected realized log value and more efficient harvesting operations. Our Acadian Timber Income Fund is performing well, partly as a result of favourable weather conditions, enabling us to operate more efficiently. In total, our timber operations contributed cash flow of $39 million. The second quarter of the year should produce stronger operating performance as this is typically a higher demand season.
Our transmission systems performed on plan. Remaining contract work on the reinforcement project for our northern Ontario system is scheduled to be completed by the end of April. The final project will be in service by mid-May 2006.

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Specialty Funds
Returns in our Fixed Income and Real Estate Securities Group were solid during the first quarter of 2006. Given our historical track record, we continue to attract fixed income, equity and structured product mandates on a separate account basis. Our assets under management grew to $20 billion, and we recently, filed a preliminary prospectus for a $400 million public closed-end investment fund that invests in real estate and other securities.
Our Restructuring Group led the successful restructuring of Stelco, a major integrated steel producer, as it emerged from bankruptcy protection during the quarter. Through Tricap, we made a $325 million financing commitment, acquired a 36% common share interest, and added new senior leadership. Also in the quarter, we realized on our investment in Vicwest, a specialty steel fabricator, marking the end of a very successful restructuring.
Our Bridge Lending Group was active during the quarter. We made a total of 11 new commitments totalling over $1 billion. This included $265 million of committed funding to facilitate the acquisition and restructuring of oil and gas and property companies, and subsequent to quarter end, $385 million in a secured property loan to the new owners of the Hudson’s Bay Company, a major department store chain in Canada.
Our Real Estate Finance Group completed the sale of its investment in a mortgage company and originated $350 million of new investments during the quarter.
OUTLOOK
We remain committed to our primary objective of increasing cash flow and intrinsic value on a per share basis for our shareholders. To accomplish this, we continue to execute our plan of becoming the “asset manager of choice” for institutional investors seeking to diversify their portfolios into long life infrastructure assets.
We look forward to communicating with you in our second quarter shareholder letter. In the interim, thank all of you for your ongoing support.
J. Bruce Flatt
Managing Partner and Chief Executive Officer
April 28, 2006

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Management’s Discussion and Analysis of Financial Results

OVERVIEW
This section of our interim report presents management’s discussion and analysis of our financial results (“MD&A”) and is followed by our consolidated financial statements for the most recent period. The MD&A is intended to provide you with an assessment of our performance during the first three months of 2006 and the comparable period in the prior year, as well as our financial position and future prospects. The discussion and analysis of our financial results is organized to illustrate how our capital is invested in terms of assets under management, to show which assets are beneficially owned by us, to present the net capital invested by us in each of our operations, and to show you the operating cash flow that is produced from our invested capital and our fee generating activities.
Our financial results are determined in accordance with Canadian generally accepted accounting principles (“GAAP”). The basis of presentation in the MD&A differs from GAAP in that it is organized by business unit and utilizes operating cash flow as an important measure. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation between the basis of presentation in this section and our consolidated financial statements in the Consolidated Financial Analysis section, and we specifically reconcile operating cash flow and net income on pages 5 and 23.
The information in this section should be read in conjunction with our unaudited financial statements, which are included on pages 31 through 37 of this report, and the MD&A and consolidated financial statements contained in our most recent annual report. Additional information is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com. Unless the context indicates otherwise, references in this section of the interim report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries. All figures are presented in U.S. dollars, unless otherwise noted, and per share amounts reflect the three-for-two stock split announced April 4, 2006.
Summary Of Operating Results
The following is a summary of our financial position and operating results:

	Assets Under	Invested Capital[1]				Operating Cash Flow[2]
	Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS, EXCEPT PER SHARE AMOUNTS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Fees earned						$54	$48	$19	$10
Operating assets
Property	$15,291	$11,780	$11,859	$4,292	$4,181	282	222	170	126
Power	4,872	4,872	4,752	1,230	1,197	200	134	131	68
Timber and infrastructure	1,392	1,392	1,213	369	346	46	10	35	9
Specialty investment funds	20,243	1,138	499	1,051	499	39	13	39	13
Investments	3,447	3,447	3,386	1,325	1,293	8	26	(3)	15
Cash and financial assets	2,419	2,419	2,558	2,024	2,130	87	65	86	61
Other assets	1,867	1,867	1,791	1,867	1,791	—	—	—	—

	$49,531	26,915	26,058	12,158	11,437	716	518	477	302
Corporate debt / interest		(2,139)	(1,620)	(2,139)	(1,620)	(30)	(29)	(30)	(29)
Property specific mortgages / interest		(8,856)	(8,756)	—	—	(143)	(114)	—	—
Subsidiary borrowings / interest		(2,417)	(2,510)	(617)	(605)	(27)	(34)	(16)	(16)
Other liabilities / operating expenses		(4,644)	(4,561)	(1,441)	(1,386)	(85)	(81)	(31)	(25)
Capital securities / interest		(1,585)	(1,598)	(1,585)	(1,598)	(24)	(22)	(24)	(22)
Non-controlling interests in net assets		(2,096)	(1,984)	(1,198)	(1,199)	(100)	(83)	(69)	(55)

Net assets / operating cash flow		5,178	5,029	5,178	5,029	307	155	307	155
Preferred equity / distributions		(515)	(515)	(515)	(515)	(10)	(8)	(10)	(8)

Common equity / operating cash flow		$4,663	$4,514	$4,663	$4,514	$297	$147	$297	$147

Per share[3]		$12.29	$11.81	$12.29	$11.81	$0.75	$0.37	$0.75	$0.37

1	Brookfield’s invested capital, at book value

2	Brookfield’s share of operating cash flows

3	Adjusted to reflect three-for-two stock split

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Operating Cash Flow
We define operating cash flow as net income prior to items such as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations. Operating cash flow also includes dividends from our principal equity and cost accounted investments that would not otherwise be included in net income under GAAP, and excludes any equity accounted from such investments. Operating cash flow is a non-GAAP measure, and may differ from definitions of operating cash flow used by other companies.
Operating cash flow increased to $307 million, representing $0.75 per share, compared with $0.37 per share during the same quarter last year.
The most significant contributor to the increase in operating cash flow was our power operations which produced $200 million during the quarter, compared with $134 million during the same quarter of 2005. The increase is due largely to higher average realized prices as well as increased water flows, and facilities acquired during the last twelve months. The contribution from property operations increased as a result of disposition gains and higher residential property margins.
Timber and infrastructure contributed $46 million of total operating cash flow, reflecting the acquisition of west coast timberlands by our Island Timber Fund and the formation of the Acadian Timber Fund, seeded with eastern North American timberlands owned by ourselves and Fraser Papers. Specialty funds reported a substantial increase in net operating cash flow as a result of an increased level of business activity as well as the monetization of two investment positions. Finally, investment and other income benefitted from the higher level of invested assets following the sale of a major resource investment in 2005.
We discuss our operating results in more detail within the Operations Review starting on page 6.
Net Income
We reported net income of $179 million for the first quarter of 2006, representing $0.43 per share compared with $0.39 per share, for the first quarter of 2005. The following table reconciles operating cash flow and net income:

	Three months ended March 31
MILLIONS	2006	2005

Operating cash flow and gains	$307	$155
Less: dividends from Falconbridge and Norbord	(5)	(16)

	302	139

Non-cash items, net of non-controlling interests
Equity accounted income (loss) from investments	(22)	103
Depreciation and amortization	(82)	(59)
Future income taxes and other provisions	(19)	(18)

Net income	$179	$165

The increase in net income reflects the strong increase in cash flow from operations, offset in part by a decline in our share of the net income recorded by our major equity accounted resource investments following the sale of our equity accounted investment in Falconbridge during 2005. Depreciation and amortization increased in 2006 due to the acquisition of additional property, power and timberland assets.
The principal components of net income are discussed further beginning on page 23.
Financial Position
We define total invested capital as the total assets beneficially owned by us, in each of our operations. We define net invested capital as the total assets beneficially owned by us, net of items such as property specific and subsidiary borrowings, other liabilities and non-controlling interests that are directly related to each operation. Total and net invested capital are non-GAAP measures, and may differ from definitions used by other companies.
Total assets increased to $26.9 billion at March 31, 2006 from $26.1 billion at the end of 2005. During 2006, we acquired additional power assets and increased the capital deployed in specialty funds by $0.6 billion as a result of new loan advances within our bridge lending activities and investments within our restructuring operations.

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The net capital invested in our business units, which reflects non-recourse borrowings, associated working capital liabilities and subsidiary debt, increased to $12.2 billion from $11.4 billion at year end. The increase in net invested capital was funded principally by operating cash flow and corporate debt, which increased by $0.5 billion.
The book value of shareholders’ equity increased by $149 million, reflecting earnings during the period less shareholder distributions. The market capitalization of our common equity was $14.2 billion at quarter end, up from $13.0 billion at the end of 2005.
OPERATIONS REVIEW
Fees Earned
Fee income totalled $54 million during the first quarter of 2006, and contributed $19 million, net of associated expenses, compared with a net contribution of $10 million for the same period in 2005.

	Total Operating Cash Flow		Net Operating Cash Flow
	Three months ended March 31		Three months ended March 31
MILLIONS	2006	2005	2006	2005

Asset management	$24	$11	$14	$2
Property services	28	33	3	4
Investment	2	4	2	4

	$54	$48	$19	$10

The increasing contributions from fees enhance our return on capital because in most cases these fees either do not require an outlay of capital or are in addition to the existing investment. Our expansion of these activities will result in an increasing level of fees which, over time, should provide a very meaningful and stable component of our overall operating cash flows.
Asset management fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of a fund exceeds certain predetermined benchmarks. Base management fees on established funds are approximately $55 million on an annual basis. We also earn transaction fees for investment and financing activities conducted on behalf of our funds and other clients. These fees are relatively modest in the current period as most of our funds are less than two years old. Furthermore, performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle, and are therefore not fully reflected in these results.
The following table summarizes asset management fees and associated expenses for the first three months of 2006 and 2005:

	Three months ended March 31
MILLIONS	2006	2005

Base management fees	$14	$10
Transaction fees	9	1
Performance fees	1	—

Total operating cash flow	24	11
Less: direct operating costs	10	9

Net operating cash flow	$14	$2

Base management fees increased with the higher level of assets under management relative to the first quarter of 2005. Transaction fees increased during the quarter due to the conclusion of several initiatives including the emergence of Stelco from restructuring.
We have invested in building out our operating base in recent years, which has compressed margins while the revenue streams were being developed. Accordingly, we believe that operating margins will improve as fee revenues increase because the established level of infrastructure should support further growth without a commensurate increase in operating costs.
Property services include property and facilities management, leasing and project management, as well as investment banking advisory, and a range of residential real estate services.
Investment fees are earned in respect of financing activities and include commitment fees, work fees and exit fees. These fees are amortized as income over the life span of the relative investment as appropriate and represent an important return from our investment activities.

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PROPERTY OPERATIONS
We conduct a wide range of property operations in North America as well as in Europe and South America.

	Assets Under	Invested Capital				Operating Cash Flow
	Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Core office properties	$11,857	$8,346	$8,360	$2,909	$2,875	$205	$165	$126	$98
Residential properties	1,946	1,946	2,033	313	245	63	48	36	23
Opportunity investments	476	476	468	160	147	7	2	3	2
Retail properties	267	267	270	165	186	7	7	5	3
Development properties	745	745	728	745	728	—	—	—	—

	$15,291	$11,780	$11,859	$4,292	$4,181	$282	$222	$170	$126

Operating cash flow from our property operations in 2006 increased over the comparable quarter, due principally to continued growth in profits generated by our home building operations and a disposition gain on the sale of a core office property in Denver. The total and net invested capital was relatively unchanged since year end.
Core Office Properties
We own and manage one of the highest quality core office portfolios in North America, which consists of approximately 70 commercial properties totalling 50 million square feet of rentable area, as well as 10 development sites with over 8 million square feet of potential developable area. Our strategy is to concentrate our operations in high growth, supply-constrained markets that have high barriers to entry and attractive tenant bases. Our goal is to maintain a meaningful presence in each of our primary markets so as to build on the strength of our tenant relationships.
The following table summarizes our core office portfolio and related cash flows:

	Assets Under	Invested Capital				Operating Cash Flow
	Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

North America
New York, New York	$4,641	$3,869	$3,885	$3,869	$3,885	$85	$93
Boston, Massachusetts	683	349	325	349	325	7	8
Toronto, Ontario	2,647	1,383	1,400	1,383	1,400	30	22
Calgary, Alberta	1,344	561	570	561	570	19	14
Washington, D.C.	471	471	395	471	395	11	9
Ottawa, Ontario	393	100	100	100	100	1	—
Denver, Colorado	269	269	344	269	344	5	10
Minneapolis, Minnesota	429	429	429	429	429	5	5
Other North America	178	113	114	113	114	4	4

Total North America	11,055	7,544	7,562	7,544	7,562	167	165	$167	$165
United Kingdom
Canary Wharf Group, plc	267	267	267	267	267	—	—	—	—
20 Canada Square	535	535	531	494	492	8	—	8	—

	11,857	8,346	8,360	8,305	8,321	175	165	175	165
Property disposition gains				—	—	30	—	30	—
Property specific mortgages / interest				(5,396)	(5,446)			(79)	(67)

Net investment / operating cash flow	$11,857	$8,346	$8,360	$2,909	$2,875	$205	$165	$126	$98

Our primary markets are the financial, energy and government centre cities of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Our North American operations are conducted through a 51%-owned subsidiary.
In London, U.K. we own an interest in 16 high quality commercial properties comprising 8.3 million square feet of rentable area and a further 5.7 million square feet of development density. The properties are located in the Canary Wharf Estate, one of the leading core office developments in Europe. We hold a direct 80% ownership interest in the 550,000 square foot 20 Canada Square

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property and hold an indirect interest in the balance of the portfolio through our 15% ownership interest in privately-owned Canary Wharf Group.
Operating Results
Total operating cash flow increased to $205 million during 2006, compared to $165 million generated by the portfolio during 2005. The increase was due principally to new properties acquired in the last twelve months in the United Kingdom and Washington D.C., as well as a large Canadian portfolio, together with a $30 million gain on the sale of a Denver property. After deducting interest expense associated with property specific financings, the net operating cash flow was $126 million in 2006. Interest expenses increased due in part to borrowings associated with the 20 Canada Square property acquired in 2005.
Portfolio Activity
During the quarter, we completed the sale of the World Trade Center property in Denver and redeployed the proceeds into expanding our Washington portfolio with the acquisition of three additional properties. Overall the book value of our portfolio remained unchanged.
Property specific debt, which is comprised principally of long-term fixed-rate mortgages secured by the underlying properties with no recourse to the Corporation, was unchanged over the quarter at $5.4 billion and the book value of the net capital deployed in core office properties remained at $2.9 billion.
Occupancy Levels
Our total portfolio occupancy rate at March 31, 2006 was 95% in our core North American markets and 95% overall, unchanged from year end.
We leased 1 million square feet in our North American portfolio during the quarter, approximately three times the amount of space contractually expiring. Leasing fundamentals have improved in most of our markets with particular strength in Calgary and New York where markets are tightening. Average net rents in our markets were $26 per square foot compared with an average in-place net rent in our portfolio of $24 per square foot, indicating that we should be able to maintain or increase net operating income as leases mature and are replaced, even if market rents do not increase.
Leasing fundamentals in London also continued to improve, with the result that occupancy rates in properties in which we have an interest continue to increase and exceed 90% overall. Nearly 80% of the tenant rating profile is A+ or better. Our 20 Canada Square property continues to be 100% leased.
Residential Properties
We conduct residential property operations in the United States, Canada and Brazil. Our U.S. and Canadian operations are conducted through subsidiaries in which we hold a 52% and 51% interest, respectively.
The following table summarizes our invested capital and related cash flows:

	Assets Under	Invested Capital				Operating Cash Flow
	Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

United States	$1,200	$1,200	$1,335	$1,031	$1,063	$31	$30
Canada	211	211	166	211	166	25	13
Brazil	535	535	532	408	396	7	5

	1,946	1,946	2,033	1,650	1,625	63	48	$63	$48
Cash taxes				—	—			(12)	(12)
Borrowings / interest [1]				(1,188)	(1,238)			(6)	(3)
Non-controlling interest in net assets				(149)	(142)			(9)	(10)

Net investment / operating cash flow	$1,946	$1,946	$2,033	$313	$245	$63	$48	$36	$23

1	Portion of interest expressed through cost of sales

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Operating cash flow increased on both a total and net basis as a result of strong growth in our Canadian operations. Total assets and net capital invested in the business was unchanged during the quarter due in part to our continued focus on optioning lots and acquiring land that is well advanced through the entitlement process, offsetting the normal seasonal increase. This is intended to minimize capital at risk, and the sale of lots to other builders on a bulk basis enables us to capture appreciation in values and recover capital.
United States
These operations are concentrated in four major supply constrained markets: San Francisco, Los Angeles and San Diego in California, and the Washington, D.C. area. In these operations, we own or control 30,000 lots through direct ownership, options and joint ventures. We focus on the mid- to upper-end of the home building market and rank as one of the twenty largest home builders in the United States.
We have experienced substantial growth in margins in each of our U.S. markets over the past three years, however recently we have seen a much anticipated levelling off of prices in these markets. Despite this, results for 2006 look like they will be on track with expectations as we enter the peak home selling season.
Canada
Our Canadian operations are concentrated in Calgary, Edmonton and Toronto. We own approximately 45,000 lots in these operations of which approximately 4,500 were under development at March 31, 2006. We build and sell homes on our lots and we are a major supplier of lots to other homebuilders.
Operating cash flow in these operations increased significantly in 2006 as our Alberta operations benefitted from the continued expansion of activity in the oil and gas industry. Most of our land holdings were purchased in the mid-1990’s or earlier, and as a result have an embedded cost advantage today. This has led to particularly strong margins, although the high level of activity is creating some upward pressure on building costs and production delays. Nonetheless, unless the market environment changes, we expect a strong year in 2006.
Brazil
Our Brazilian operations, which are focussed on building residential condominiums, produced strong growth in operating cash flow due to increased margins and volumes. We own substantial density rights, included in development properties, that will provide the basis for continued growth.
Opportunity Investments
We established a dedicated team several years ago to invest in commercial properties other than core office. Our objective is to acquire properties which, through our management, leasing and capital investment expertise, can be enhanced to provide a superior return on capital.

	Assets Under	Invested Capital				Operating Cash Flow
	Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Commercial properties	$476	$476	$468	$471	$458	$7	$2	$7	$2
Property specific mortgages / interest				(311)	(311)			(4)	—

Net investment / operating cash flow	$476	$476	$468	$160	$147	$7	$2	$3	$2

Total assets are approaching $500 million, and include office portfolios in Washington, Toronto and Indianapolis, and a 3.3 million square foot industrial, showroom and commercial portfolio located across the United States. The scale of our overall operating platform in the property sector increases the pipeline of investments for these operations and enables us to participate in a broad range of opportunities.
Opportunity investments tend to be more dynamic and typically have strong early stage value enhancement potential. Accordingly, financing tends to be shorter term in nature to enhance flexibility, and leverage for the portfolio as a whole tends to vary between 70% and 80% of loan to value.

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Retail Properties
The following table summarizes our retail office property operations:

	Assets Under	Invested Capital				Operating Cash Flow
	Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Retail properties	$ 267	$267	$270	$267	$270	$7	$7	$7	$7
Borrowings / interest				(102)	(84)			(2)	(4)

Net investment / operating cash flow	$ 267	$267	$270	$165	$186	$7	$7	$5	$3

The portfolio consists of three shopping centres and associated office space totalling 1.6 million square feet of net leasable area, located in Rio de Janeiro and São Paulo, and includes the one million square foot Rio Sul Centre, which is one of Brazil’s premier shopping centres.

Development Properties The composition of our development properties was as follows:

		Invested Capital				Operating Cash Flow
		Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Potential	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS	Developments	2006	2005	2006	2005	2006	2005	2006	2005

Core office properties	15.4 million sq. ft.	$323	$296	$323	$296
Residential lots	58,000 lots	371	382	371	382
Rural development	177,000 acres	51	50	51	50

		$745	$728	$745	$728	$—	$—	$—	$—

Development properties consist predominantly of core office property development sites, density rights and related infrastructure; residential lots owned and under option and rural land held pending development into income producing properties or for sale to other users. We expect to enhance the value of these assets through the attainment of building entitlements and conversion into cash flow generating real estate. Our core office property developments include the Bay-Adelaide development site located in Toronto, and the 2.5 million square foot Penn Station development in midtown New York. Residential lots include 25,000 lots in the United States, of which 17,000 are held through lower risk options, 33,000 low cost lots in Canada and 5.5 million square feet of residential development zoning in Brazil. Rural development represents 177,000 acres of prime rural development land in Brazil. We also hold 32,000 acres of development land which is included in Timber and Infrastructure.
The book values of our development properties, including those reflected in other business units, were relatively unchanged during the quarter. We do not typically record ongoing cash flow in respect of development properties as the associated development costs are capitalized until the property is sold, at which time any disposition gain or loss is realized, or until the property is transferred into operations.
Power Generating Operations
Our power generating operations are predominantly hydroelectric facilities located on river systems in North America. As at March 31, 2006, we owned and managed nearly 140 power generating stations with a combined generating capacity of approximately 3,500 megawatts. All of our existing stations are hydroelectric facilities located on river systems in seven geographic regions, specifically Ontario, Quebec, British Columbia, New York, New England, Louisiana and southern Brazil, with the exception of two natural gas-fired plants and a pump storage facility. This geographic distribution provides diversification of water flows to minimize the overall impact of fluctuating hydrology. Our storage reservoirs contain sufficient water to produce approximately 20% of our total annual generation and provide partial protection against short-term changes in water supply. The reservoirs also enable us to optimize selling prices by generating and selling power during higher-priced peak periods.

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The capital invested in our power generating operations and the associated cash flows are as follows:

			Assets Under	Invested Capital				Operating Cash Flow
	Capacity		Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	March 31	Dec. 31	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS	2006	2005	2006	2006	2005	2006	2005	2006	2005	2006	2005

Hydroelectric generation	(MW)
Ontario	897	847	$1,122	$1,122	$944	$1,122	$944	$41	$26
Quebec	277	277	369	369	374	369	374	39	19
New England	201	201	253	253	259	253	259	18	12
New York	730	730	887	887	889	887	889	50	32
Louisiana	192	192	491	491	497	491	497	29	37
British Columbia	127	127	130	130	131	130	131	4	4
Brazil	205	205	260	260	220	260	220	10	4

Total hydroelectric generation	2,629	2,579	3,512	3,512	3,314	3,512	3,314	191	134
Other operations	815	815	287	287	254	287	254	9	—

Total power generation	3,444	3,394	3,799	3,799	3,568	3,799	3,568	200	134	$200	$134
Other assets, net			1,073	1,073	1,184	578	693			—	—
Property specific and subsidiary debt / interest						(2,924)	(2,839)			(55)	(56)
Minority interests of others in net assets						(223)	(225)			(14)	(10)

Net investment / operating cash flow	3,444	3,394	$4,872	$4,872	$4,752	$1,230	$1,197	$200	$134	$131	$68

Portfolio Activity
We added four stations during 2006 with capacity of 50 megawatts that are capable of generating 220 gigawatt hours of annual production on average. The acquired stations are located in northern Ontario and have been integrated into our current operations in that region. The total acquisition cost was approximately $200 million, including assumed liabilities.
The book value of invested capital was largely unchanged as the acquisitions during the quarter were funded within the business unit. Property specific debt totalled $2.4 billion at March 31, 2006 and corporate unsecured debt issued by our power generating operations totalled $0.5 billion.
Operating Results
Operating cash flow from our power generating assets increased to $200 million in 2006, compared with $134 million in 2005, due mainly to higher realized prices, as well as improved hydrology and acquisitions. After deducting interest expense and distributions to owners of partial interests in our business, these operations generated $131 million of cash flow on net invested capital of $1.2 billion, compared with $68 million in 2005.
The continued increase in fossil fuel prices has led to an increase in power prices as most of the price setting capacity in our operating regions is natural gas. To date, price increases realized by us have lagged current market prices because our policy of forward selling a significant amount of our production, but is being reflected in current earnings as lower priced contracts expire.
Realized prices, which include ancillary revenues and the impact of optimizing our generation during peak hours increased to $74 per megawatt hour during the quarter compared with $65 for the same period last year, due to increased pricing for uncontracted power and repricing power that was previously sold under contracts which expired during the period. Operating costs remained unchanged on an unit basis, reflecting the stable low cost of hydroelectric generation.
The following table illustrates revenues and operating costs for our hydroelectric facilities in total and per megawatt hour basis:

	Total (millions)		Per MWh
FOR THE THREE MONTHS ENDED MARCH 31	2006	2005	2006	2005

Realized revenues	$243	$179	$74	$65
Operating costs	52	45	16	16

Operating cash flow	$191	$134	$58	$49

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The following table sets out the generation from our portfolio during the quarter compared to long term averages:

		March 31, 2006		March 31, 2005
	Long-term	Actual		Actual
(GIGAWATT HOURS)	Average	Production	Variance	Production	Variance

Existing capacity
Ontario	598	661	63	609	11
Quebec	405	520	115	390	(15)
New England	261	322	61	267	6
New York	778	1,045	267	817	39
Louisiana	286	214	(72)	346	60
Other	264	280	16	273	9

Total existing capacity	2,592	3,042	450	2,702	110
Acquisitions – during 2006	33	27	(6)	—
Acquisitions – during 2005	182	204	22	30

Total hydroelectric operations	2,807	3,273	466	2,732	110
Other operations	255	272	17	257	2

Total Operations	3,062	3,545	483	2,989	112

Improved water flows at existing facilities enabled us to generate 3,042 gigawatt hours from existing facilities, an increase of 12.5% over 2005 production and 17% over long term average. Selective expansions of additional capacity through acquisitions and development added 231 gigawatt hours during the quarter. Furthermore the continued additions increase the diversification of our watersheds, thereby reducing hydrology risk, and strengthen our position as an important participant in the Ontario, New York and New England electricity markets.
Contract Profile
We have locked in prices for 77% of our projected revenue for the balance of 2006 with long-term bilateral power sales agreements and shorter-term financial contracts. Our power sales agreements have an average term of 13 years and the counterparties are almost exclusively customers with long-standing favourable credit histories or have investment grade ratings. The financial contracts typically have a term of less than 24 months. All power that is produced and not otherwise sold under a power sales agreement is sold in wholesale electricity markets.
The following table sets out the profile of our contracts and generation over the next five years from our existing facilities, assuming long-term average hydrology:

	Balance of		Years ended December 31
	2006	2007	2008	2009	2010

Generation (GWh)
Contracted
Power sales agreements	4,415	6,423	6,355	5,093	5,075
Financial contracts	2,526	3,085	497	292	287
Uncontracted	2,038	3,117	5,764	6,794	6,815

	8,979	12,625	12,616	12,179	12,177

Contracted generation
% of total	77%	75%	54%	44%	44%
Revenue ($millions)	446	648	498	417	417
Price ($/MWh)	64	68	73	77	78

The increase in the average selling price for contracted power over the next five years reflects contractual step-ups in long duration contracts with attractive locked-in prices and the expiry of lower priced contracts during the period. We believe that recontracting this power at market rates should result in increased revenues based on the assumptions that electricity demand continues to increase; that fossil fuels, particularly natural gas, continue to sell at higher prices than historical norms; and that water flows are consistent with long-term averages.

12     Brookfield Asset Management  |  Q1 / 2006 Interim Report

Timber and Infrastructure
We own and manage timber and infrastructure assets which have investment characteristics that are similar to our property and power operations. Our current operations consist of the following:

		Assets Under	Invested Capital				Operating Cash Flow
		Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED		March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS	Acres	2006	2006	2005	2006	2005	2006	2005	2006	2005

Timber
Western North America
Timberlands	603,000	$799	$799	$801	$799	$801	$13	$—
Higher and better use lands	32,000	112	112	113	112	113	—	—
Eastern North America	1,076,000	208	208	48	208	48	26	3
Brazil	140,000	40	40	39	40	39	—	—

	1,851,000	1,159	1,159	1,001	1,159	1,001	39	3
Electrical transmission		131	131	130	131	130	7	7
Other assets, net		102	102	82	20	17	—	—

		1,392	1,392	1,213	1,310	1,148	46	10	$46	$10
Project specific financing and other borrowings					(586)	(547)			(8)	(1)
Minority interests of others in net assets					(355)	(255)			(3)	—

Net investment / operating cash flow		$1,392	$1,392	$1,213	$369	$346	$46	$10	$35	$9

We have significantly expanded our timberland operations over the past twelve months with the formation of the Island Timberland Fund in western North America during 2005 and the Acadian Timber Income Fund early in 2006. Acadian acquired eastern North America timberlands that were previously 100% owned by ourselves and Fraser Papers. Our goals are to continue to prudently invest additional capital in our timber operations when opportunities are available, and to further expand our transmission operations to serve the needs of the underserviced electrical infrastructure sector in our geographic markets.
Timberland Operations
Western North America
We established the Island Timberlands Fund in the second quarter of 2005 with the purchase of 635,000 acres of high quality private timberlands on the west coast of Canada. We own 50% of the fund with the balance owned by institutional investors. The acquisition was funded in part by a $410 million 19-year average 6% term financing, completed during 2005.
Timber operations performed in line with expectations and the prospects for 2006 are promising. Demand for high quality timber exported to the U.S. and Japan remains strong, although this continues to be offset somewhat by weak Canadian sales.
Eastern North America
We have owned and managed timberlands in Maine and New Brunswick for a number of years, both directly and through Fraser Papers. In early 2006, we established the Acadian Timber Income Fund, a publicly listed income fund that acquired the 311,000 acres of private timberlands previously owned by us as well as a further 765,000 acres held by Fraser Papers. Acadian, in which we hold a 27% interest, is managed by our timber management group and recently completed a C$85 million initial public offering. We recognized a gain of $26 million on the formation of the Fund.
Brazil
We hold 140,000 acres of timberlands located in the State of Paraná in Brazil and are actively pursuing acquisition opportunities to expand our timberland operations in this country, which benefit from rapid rates of growth for trees.
Electrical Transmission
We own and operate an electrical transmission system in northern Ontario. As a regulated rate base business, the operations produce stable and predictable cash flows and provide attractive returns for future investment. During 2005 and 2006, we invested $59 million of capital to upgrade our system, thereby increasing its rate base. We are actively pursuing the further expansion of these operations in our current geographic areas of operation.

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Specialty Funds
We conduct bridge financing, real estate finance and restructuring activities through specialty investment funds. Our public securities operations manage funds with specific mandates to invest in public and private securities on behalf of institutional and retail investors. Although our primary industry focus is on property and power and long-life infrastructure assets, our mandates include other industries which have tangible assets and cash flows, and particularly where we have expertise as a result of previous investments.
We typically invest between 25% and 50% of the capital committed to our specialty funds, with institutional investors committing the balance. We earn fees for managing the activities on behalf of our co-investors, which include base administration fees, performance fees to the extent returns exceed predetermined thresholds, and we often earn transaction fees for specific activities. We also earn base management and performance fees in many of our public securities operations. We typically do not own significant interests in the funds being managed in our public securities operations, as they are either widely held publicly listed funds or securities portfolios managed on behalf of their beneficial owners pursuant to specific mandates.
The following table shows the assets under management and the invested capital together with the associated operating cash flows:

	Assets Under	Invested Capital				Operating Cash Flow
	Management [1]	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Bridge Lending	$953	$698	$268	$683	$268	$8	$10
Real Estate Finance	627	110	149	110	149	10	2
Restructuring	363	330	82	258	82	21	1
Public securities [2]	18,300	—	—	—	—	—	—

Net investment / operating cash flow	$20,243	$1,138	$499	$1,051	$499	$39	$13	$39	$13

1	Represents capital committed or pledged by Brookfield and co-investors, including the book value of our invested capital

2	Capital invested in public securities and associated cash flow included in Cash and Financial Assets
Operating cash flows, which represent the investment returns from our capital deployed in these activities, totalled $39 million in the first quarter of 2006, compared to $13 million for the same period in 2005. Invested capital increased as a result of new bridge loans completed during the quarter and investments in restructuring initiatives. Higher investment income reflects larger average balances of interest bearing securities and loans held during the period as well as gains on the monetization of investments during the quarter, including a $19 million gain within our restructuring activities.
Bridge Lending
We provide bridge loans to entities operating in industries where we have operating expertise, leveraging our 20-year history of offering tailored lending solutions to companies in need of short-term financing.
We continued to be active in 2006, reviewing many financing opportunities, and issued funding commitments totalling $1.4 billion to 11 clients including a $385 million commitment to partially fund the acquisition of Hudson Bay Company. Our net investment in the bridge loan portfolio increased to $683 million from $268 million during the quarter comprising 16 loans, and the largest single exposure at that date was $264 million. The portfolio has an average term of 23 months excluding extension privileges and an average yield of approximately 13%. We do not employ any direct financial leverage, although loans may be structured with senior and junior tranches, and may be subordinate to other debt in the borrower’s capital structure.
Operating cash flows represent the return on our capital and exclude management fees decreased due to a lower average balance of invested capital during the respective quarters.
Real Estate Finance
Our real estate finance operations were established in 2002 to finance the ownership of real estate properties on a basis which is senior to traditional equity, but subordinate to traditional first mortgages or investment grade debt. Our investments typically represent financing at levels between 65% and 85% of the value of the property.

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The portfolio continues to perform in line with expectations. The sale of our interests in Criimi Mae, a U.S. public mortgage REIT, was completed during the first quarter of 2006 giving rise to a gain of $13 million, of which our share was $4 million.
We maintain credit facilities that provide financing for these investments on a non-recourse basis and we have also established two collateralized debt obligation facilities. These facilities represent $700 million of low cost debt funding for a seven-year term to finance the acquisition of mortgage loan securities within the collateralized debt obligation funds. This financing provides a stable, lower-risk source of funding that is intended to enhance investment returns. The quality and diversification of the portfolio enabled us to apply leverage of approximately 70% at year end.
Restructuring
Our restructuring group, which operates under the name “Tricap”, invests long-term capital in companies facing financial or operational difficulties in industries which have tangible assets and cash flows, and in particular where we have expertise resulting from prior operating experience. Tricap benefits from our 20 year record of restructuring companies experiencing financial and operational difficulties. Our net invested capital increased by $176 million during the quarter as a result of new initiatives. Operating cash flow, which tends to fluctuate due to the nature of the investments, increased significantly during the quarter reflecting a monetization gain.
Tricap completed the restructuring of Stelco, a major Canadian integrated steel company, that resulted in Tricap owning a 36% equity interest. We have also arranged a $325 million secured loan facility for Stelco that will be funded by ourselves and our investment partners.
Tricap also completed the recapitalization of Western Forest Products, a western Canadian forest products company, through a rights offering increasing Tricap’s equity interest to 70%. Western continued to rationalize its operations, and expects to complete the merger with Cascadia Forest Products, another Vancouver Island lumber company that we acquired in connection with the purchase of timberlands from Weyerhaeuser, during the second quarter of 2005. In addition, Tricap sold its interests in Vicwest, a steel fabrication company, during the quarter for a gain of $39 million, of which our share was $19 million.
Public Securities
We manage public securities on behalf of our clients. We specialize in equities and fixed income securities including government, municipal and corporate bonds, and structured investments such as asset-backed, mortgage-backed and commercial mortgage-backed securities. Our clients include but are not limited to pension funds, insurance companies, foundations, mutual and other closed-end funds, and structured funds. For a number of our insurance clients, we also provide ancillary services including asset allocation and asset/liability management. We earn base management fees that vary from mandate to mandate, and earn performance fees in respect of certain mandates depending on investment returns. We have a modest amount of capital invested in these operations, and investment returns are included in cash flows from Financial Assets.
While included separately in this report, fee revenues from these activities increased to $9 million in 2006, due to a number of initiatives completed since the first quarter of 2005 including the acquisition of a New York-based asset manager, the launch of a $435 million private mortgage REIT in the United States, and the launch of a mortgage-backed offering and two retail income trust product offerings in Canada.
Investments
We own direct interests in a number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Within our areas of expertise, we continue to seek new investments of this nature and dispose of more mature assets.

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The following table sets out these investments, together with associated cash flows and gains:

			Assets Under	Invested Capital				Operating Cash Flow
			Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED			March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS	Location	Interest	2006	2006	2005	2006	2005	2006	2005	2006	2005

Forest products
Norbord Inc.	North America / UK	23%	$217	$217	$199	$11	$(12)	$5	$4	$3	$2
Fraser Papers Inc.	North America	46%	154	154	197	154	197	—	—	—	—
Privately held	North America	100%	408	408	428	297	285	(8)	(4)	(8)	(4)
Business services
Insurance	Various	80-100%	2,084	2,084	2,028	510	495	1	13	(1)	5
Banco Brascan, S.A.	Rio de Janeiro	40%	73	73	69	73	69	1	1	1	1
Privately held	Various	100%	339	339	304	150	133	7	3	1	2
Publicly listed	Canada	—	95	95	84	53	49	1	(4)	—	(4)
Mining and metals
Coal lands	Alberta	100%	77	77	77	77	77	1	1	1	1
Falconbridge	Various	—	—	—	—	—	—	—	12	—	12

Net investment / operating cash flows			$3,447	$3,447	$3,386	$1,325	$1,293	$8	$26	$(3)	$15

We own 53.8 million common shares of Norbord with a book value of $217 million at quarter end. Our net investment reflects the liability for debentures issued by us that are exchangeable into 20 million Norbord shares and have a carried value of $206 million. Accordingly our net investment is 33.8 million shares representing a 23% equity interest.
We account for our non-controlled public investments such as Norbord and Fraser Papers using the equity method, and include dividends received from these investments in cash flow and our proportional share of their earnings in net income. We consolidate the results of our majority owned private companies and accordingly include our proportional share of their results in the operating cash flow shown above.
Privately held forest products operations continue to face a challenging environment due to increased costs, although prices appear to be firming and they are taking steps to improve their cost profile.
Our insurance operations provide property and casualty and specialty reinsurance. The first quarter results reflect losses in respect of last year’s hurricane season, although the outlook for the balance of the year is favourable.
Other Assets
The following is a summary of other assets:

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS	2006	2005	2006	2005	2006	2005	2006	2005

Accounts receivable	$848	$605
Restricted cash	371	367
Goodwill and intangible assets	212	160
Prepaid and other assets	436	659

	$1,867	$1,791	$1,867	$1,791	$—	$—	$—	$—

Other assets include working capital balances employed in our business that are not directly attributable to specific operating units. These include amounts receivable by the company in respect of contracted revenues owing but not yet collected, and dividends, interest and fees owing to the company. Prepaid expenses and other assets include amounts accrued to reflect the straight-lining of long-term contracted revenues in accordance with accounting guidelines. Restricted cash represents cash balances placed on deposit in connection with financing arrangements and insurance contracts, including the defeasement of long-term property specific mortgages The magnitude of these balances varies somewhat based on seasonal variances and increased since year end with the continued growth in business activity and expansion of our operating base.

16     Brookfield Asset Management  |  Q1 / 2006 Interim Report

Cash and Financial Assets
We hold a substantial amount of financial assets, cash and equivalents that represents surplus capital following a major asset sale and which has yet to be redeployed. The market value of our financial assets was approximately $2.1 billion at quarter end.
The following table shows the composition of these assets and associated cash flow:

	Assets Under	Invested Capital				Operating Cash Flow
	Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Financial assets
Government bonds	$55	$55	$59	$55	$59
Corporate bonds — Xstrata convertible	375	375	375	375	375
— Other	255	255	232	255	232
Asset backed securities	5	5	69	5	69
High yield bonds	146	146	220	146	220
Preferred shares — Falconbridge	570	570	570	570	570
— Other	103	103	107	103	107
Common shares	587	587	494	587	494
Loans and other	(14)	(14)	15	(14)	15

Total financial assets	2,082	2,082	2,141	2,082	2,141	$87	$64	$87	$64
Cash and cash equivalents	337	337	417	337	417	—	1	—	1
Deposits and other liabilities				(395)	(428)	—	—	(1)	(4)

Common equity / operating cash flow	$2,419	$2,419	$2,558	$2,024	$2,130	$87	$65	$86	$61

Deposit and other liabilities include broker deposit liabilities associated with our securities portfolio and borrowed securities sold short with a value of $181 million at March 31, 2006.
CAPITAL RESOURCES AND LIQUIDITY
The following sections describe our capitalization and liquidity profile. The strength of our capital structure and the liquidity that we maintain enables us to achieve a low cost of capital for our shareholders and at the same time provides us with the flexibility to react quickly to attractive investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.
Our principal sources of liquidity are financial assets, undrawn committed credit facilities, free cash flow and the turnover of assets on our balance sheet. We structure the ownership of our assets to enhance our ability to monetize their embedded value to provide additional liquidity if necessary.
Free cash flow represents the operating cash flow retained in the business after operating costs and cash taxes, interest payments, dividend payments to other shareholders of consolidated entities, preferred equity distributions and sustaining capital expenditures. This cash flow is available to pay common share dividends, invest for future growth, reduce borrowings or repurchase equity.
Our strong and flexible capitalization structure is comprised largely of long-term financings, most of which have no recourse to the Corporation, and permanent equity. We believe this is the most appropriate method of financing our long-term assets, and the high quality of the assets and the associated cash flows enable us to raise long-term financing in a cost effective manner and thereby enhance returns to common shareholders. We arrange our financial affairs so as to maintain strong investment grade ratings, which lower our cost of borrowing and broadens our access to capital. We also endeavour to minimize liquidity and refinancing risks to the company by issuing long-dated securities and spreading out maturities.
Our consolidated capitalization, which includes obligations and equity interests held by others in entities that are consolidated in our statutory financial statements, totalled $26.9 billion. This includes long-term property specific debt which is secured by operating assets, typically core office properties and power generating stations, with no recourse to Brookfield as well as debt of subsidiaries which also has no recourse to Brookfield. The principal components of our capitalization were relatively unchanged at March 31, 2006 as compared with the end of 2005.

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Corporate Borrowings
Corporate borrowings represent long-term and short-term obligations of the Corporation. Long-term corporate borrowings are in the form of bonds and debentures issued in the Canadian and U.S. capital markets both on a public and private basis. Short-term financing needs are typically met by issuing commercial paper that is backed by long-term fully committed lines of credit from a group of international banks. The following table summarizes Brookfield’s corporate credit facilities:

			Invested Capital				Operating Cash Flow [2]
		Cost of Capital [1]	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Average	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS	Term	2006	2006	2005	2006	2005	2006	2005	2006	2005

Commercial paper	3	4%	$524	$—			$1	$1
Publicly traded term debt	12	7%	1,570	1,574			28	28
Privately held term debt [3]	15	6%	45	46			1	—

	10	7%	$2,139	$1,620	$2,139	$1,620	$30	$29	$30	$29

1	Based on operating cash flows as a percentage of average book value

2	Interest expense

3	$43 million is secured by our coal assets
The Corporation has approximately $910 million of committed three year credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. Commercial paper borrowings increased to $524 million towards the end of the quarter in order to fund increased activity in our specialty funds business and for general business purposes. In addition, we had utilized approximately $37 million (2005 — $95 million) of the facilities for letters of credit issued principally on behalf of our power operations to support power sale contracts and commercial paper.
The average interest rate on our corporate debt was 7% during 2006 and 2005, and the average term was 10 years (2005 — 12 years).
Property Specific Mortgages
Where appropriate, we finance our operating assets with long-term, non-recourse borrowings such as property specific mortgages which do not have recourse to the Corporation or our operating entities. The composition of Brookfield’s consolidated borrowings which have recourse only to the specific assets being financed is as follows:

			Invested Capital				Operating Cash Flow [2]
		Cost of Capital [1]	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Average	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS	Term	2006	2006	2005	2006	2005	2006	2005	2006	2005

Commercial properties	11	7%	$5,831	$5,881	$—	$—	$84	$67	$—	$—
Power generation	10	8%	2,448	2,365	—	—	51	45	—	—
Timberlands and infrastructure	19	6%	577	510	—	—	8	2	—	—

	11	7%	$8,856	$8,756	$—	$—	$143	$114	$—	$—

1	Based on operating cash flows as a percentage of average book value

2	Interest expense
These borrowings leverage common shareholders’ equity with long-term lower risk financing, which is largely fixed rate, with an average consolidated maturity of 11 years (2005 — 11 years) and a weighted average interest rate of 7% (2005 — 7%). Interest expense increased in line with the higher level of financing during the quarter, which is due to property, power and timber assets acquired during the past twelve months.
Subsidiary Borrowings
These borrowings are largely corporate debt, issued by way of corporate bonds, bank credit facilities and other types of debt and financial obligations of subsidiaries.

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The composition of these borrowings on a consolidated basis is as follows:

			Invested Capital				Operating Cash Flow [2]
		Cost of Capital [1]	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Average	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS	Term	2006	2006	2005	2006	2005	2006	2005	2006	2005

Residential properties	2	5%	$1,094	$1,137	$—	$—	$6	$12	$—	$—
Power generation	4	6%	470	474	—	—	5	6	—	—
Timberlands and infrastructure	6	5%	6	37	—	—	—	—	—	—
International operations and other	7	6%	230	257	—	—	—	—	—	--
Corporate subsidiaries	9	10%	617	605	617	605	16	16	16	16

	3	5%	$2,417	$2,510	$617	$605	$27	$34	$16	$16

1	Based on operating cash flows as a percentage of average book value

2	Interest expense
Residential property debt consists primarily of construction financing which is repaid with the proceeds from sales of building lots, single family houses and condominiums and is generally renewed on a rolling basis as new construction commences. Power generation debt consists of C$450 million 4.6% public notes which mature in 2009 and C$100 million floating rate public notes which mature later in 2006. The notes are rated BBB by S&P and BBB(high) by DBRS.
Other subsidiary debt includes debt obligations of various operating companies that are included on a deconsolidated basis as Investments in our segmented analysis. A portion of the outstanding debt of our international operations is denominated in their domestic currencies and is utilized to hedge their operating assets against local currency fluctuations, the most significant of which is the Brazilian real.
Corporate subsidiary debt includes C$200 million of retractable preferred shares that will be repaid no later than 2011 as well as $446 million of subsidiary debt due in 2015 that has been guaranteed by the Corporation.
Capital Securities
Capital securities represent long-term preferred shares and preferred securities that can be settled by issuing, solely at our option, a variable number of our common shares and are no longer classified as equity in our financial statements. The following table summarizes capital securities issued by the company:

			Invested Capital				Operating Cash Flow [2]
		Cost of Capital [1]	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Average	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS	Term	2006	2006	2005	2006	2005	2006	2005	2006	2005

Corporate preferred shares/securities	20	6%	$663	$669			$11	$10
Subsidiary preferred shares	8	6%	922	929			13	12

	13	6%	$1,585	$1,598	$1,585	$1,598	$24	$22	$24	$22

1	Based on operating cash flows as a percentage of average book value

2	Interest expense
The average distribution yield on the capital securities at March 31, 2006 was 6% (2005 — 6%) and the average term was 13 years (2005 — 13 years). We did not issue or redeem any capital securities during the period and changes in the book value are due to the impact of currency fluctuations on capital securities denominated in Canadian dollars.
Non-Controlling Interests in Net Assets
Non-controlling interests in net assets are comprised of two components: participating interests of other shareholders in our operating assets and subsidiary companies; and non-participating preferred equity issued by the Corporation and its subsidiaries.

Brookfield Asset Management  |  Q1 / 2006 Interim Report     19

Interests of others in our operations on a fully consolidated basis were as follows:

		Invested Capital				Operating Cash Flow [1]
	Number of Shares	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Participating interests
Property
Brookfield Properties Corporation	114.2	$1,001	$999	$1,001	$999	$67	$53	$67	$53
Brookfield Homes Corporation	13.1	135	128	—	—	9	10	—	—
Retail and other		69	69	—	—	—	—	—	—
Power generation
Great Lakes Hydro Income Fund		171	180	—	—	11	5	—	—
Louisiana HydroElectric		38	45	—	—	2	5	—	—
Timberlands		355	255	—	—	3	—	—	—
Other		126	101	—	—	6	7	—	—

		1,895	1,777	1,001	999	98	80	67	53
Non-participating interests		201	207	197	200	2	3	2	2

		$2,096	$1,984	$1,198	$1,199	$100	$83	$69	$55

1 Represents share of operating cash flows attributable to the interests of the respective shareholders and includes cash distributions
The majority of our core office and residential property operations are conducted through Brookfield Properties Corporation and Brookfield Homes Corporation, respectively, in which shareholders other than the company own approximate 49% and 48% common share interests, respectively. We include Brookfield Properties in our segmented basis of presentation and accordingly the interest of others in these operations are reflected in both the total and net results.
Power generating interests represent the 50% interest of unit holders in the Great Lakes Hydro Income Fund, through which we own some of our power generating operations, and a 25% residual equity interest held by others in our Louisiana operations. Timberlands represents the 50% interest of institutional partners in our Island Timberland Fund. The book values of these interests vary each year, and typically increase with the excess of net income over normal cash distributions and decrease with share repurchases and special dividends.
The increase in operating cash flow is attributed to participating interests and is due to the overall increase in operating cash flows and gains produced by partially-owned businesses. This includes $15 million in respect of a property disposition gain recognized during the quarter. Operating cash flow distributed to other non-controlling shareholders in the form of cash dividends totalled $29 million in the first quarter of 2006 compared with $20 million in the same period in 2005. The undistributed cash flows attributable to non-controlling shareholders which totalled $71 million during the quarter (2005 — $63 million) are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity.
Other Liabilities and Operating Costs

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS	2006	2005	2006	2005	2006	2005	2006	2005

Accounts payable	$1,989	$2,037	$1,223	$1,001
Insurance liabilities	1,414	1,433	—	—
Deferred tax liability / (asset)	133	14	95	(51)
Other liabilities	1,108	1,077	123	436

Asset management					$35	$38	$—	$—
Other operating costs					36	27	31	23
Cash taxes					14	16	—	2

	$4,644	$4,561	$1,441	$1,386	$85	$81	$31	$25

20     Brookfield Asset Management  |  Q1 / 2006 Interim Report

Accounts payable and other liabilities increased during the quarter due to the assumption of working capital balances on the acquisition of additional operating assets, as well as overall growth in the level of business activity. Insurance liabilities include claims and deposit liabilities within our insurance operations. These liabilities remained consistent during the quarter and are funded by securities held within these operations. Other liabilities includes $206 million representing debentures issued by us that are exchangeable into 20 million Norbord common shares.
Asset management expenses, reflect costs that are directly attributable to our fee generating activities. We are continuing to build out our platform and expect to earn higher margins in the future. Other operating costs are those which are not directly attributable to specific business units and have increased in line with the overall level of business activity.
Cash taxes relate principally to the taxable income generated within our U.S. home building operations. This income cannot be sheltered with tax losses elsewhere in the business due to the separate public ownership of this operation.
Preferred Equity
Preferred equity represents perpetual floating rate preferred shares that provide an attractive form of permanent equity leverage to our common shares.

	Cost of Capital [1]	Invested Capital				Operating Cash Flow [2]
		Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Preferred equity	6%	$515	$515	$515	$515	$10	$8	$10	$8

1	As a percentage of average book value

2	Dividends
The increase in distributions during 2006, was due to the impact of the higher Canadian dollar on preferred share dividends.
Common Equity
On a diluted basis, reflecting the share split which was announced subsequent to quarter end, Brookfield had 407.4 million common shares outstanding at March 31, 2006, an increase of 2.1 million shares from December 31, 2005, largely due to the issuance of options for annual management compensation.
Brookfield has two classes of common shares outstanding: Class A and Class B. Each class of shares elects one-half of the Corporation’s Board of Directors. The Class B shares are held by Partners Limited, a private company owned by 45 individuals, including a number of the senior executive officers of Brookfield, who collectively hold direct and indirect beneficial interests in approximately 67 million Class A shares representing an approximate 17% equity interest in the company. Further details on Partners Limited can be found in the company’s management information circular.
BUSINESS ENVIRONMENT AND RISKS
Brookfield’s financial results are impacted by: the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These factors are described in our annual report and our annual information form, both of which are available on our web site and at www.sedar.com.
The U.S. Investment Company Act of 1940 (“Act”) requires the registration of any company which holds itself out to the public as being engaged primarily in the business of investing, reinvesting or trading in securities. In addition, the Act may also require the registration of a company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and which owns or proposes to acquire investment securities with a value of more than 40% of the company’s assets on an unconsolidated basis. We are not currently an investment company in accordance with the Act and we believe we can arrange our business operations in ways so as to avoid becoming an investment company within the meaning of the Act. If we were required to register as an investment company under the Act, we would among other things be restricted from engaging in certain businesses and issuing certain securities. In addition, certain of our contracts may be void.

Brookfield Asset Management  |  Q1 / 2006 Interim Report     21

CONSOLIDATED FINANCIAL ANALYSIS
The discussion and analysis of our operating results and financial condition in the foregoing sections of this report is organized principally on a segmented basis, which is consistent with how we manage our business. As previously discussed, this segmented basis differs from our Consolidated Financial Statements. The purpose of this section is to provide an analysis and discussion of our financial position and operating results as they are presented in our Consolidated Financial Statements, and to provide a reconciliation between our Consolidated Financial Statements and the segmented basis utilized in the preceding sections.
To do this, we have provided a summary of our consolidated financial statements and a review of the significant components and variances from a consolidated perspective. This section also contains a reconciliation between the consolidated balance sheets and consolidated statements of operations to our segmented results. This is intended to assist the reader to cross reference the more detailed discussion in the Operations Review.
Consolidated Balance Sheet
Total consolidated assets at book value increased to $26.9 billion as at March 31, 2006 from $26.1 billion at the end of the preceding year. The increase was due to the expansion of our operating platform in our property and power businesses as reflected in the $0.5 billion increase in property, plant and equipment, as well as in our specialty funds operations as reflected in the $0.4 billion increase in loans and notes receivable outstanding. The following is a summary of our consolidated assets:

	Book Value
	March 31	December 31
MILLIONS	2006	2005

Cash and cash equivalents	$910	$951
Financial assets	2,220	2,171

	3,130	3,122
Investments	572	595
Accounts receivable and other	4,280	4,148
Operating assets
Property, plant and equipment	16,243	15,776
Securities	1,939	2,069
Loans and notes receivable	751	348

	$26,915	$26,058

Cash and cash equivalents and financial assets, which consist of securities and other financial assets that are not actively deployed in our operations, was $3.1 billion on a consolidated basis at March 31, 2006, relatively unchanged from the balance at the end of 2005.
Investments represent equity accounted interests in partially owned companies including Norbord and Fraser Papers. The decline in book value since December of 2005 is due in large part to our equity accounted share of losses of Fraser Papers, which more than offset the earnings recorded in our investment in Norbord.
Property, plant and equipment includes commercial and residential properties, power generating facilities, timberlands and other physical assets employed within our business. The book value invested in these assets increased by $0.5 billion during 2006, due mainly to the acquisition of four power generating stations with a total capacity of 50 megawatts for an aggregate investment of approximately $200 million. Commercial property assets include core office, opportunity and retail properties. The net book value of these assets remained largely unchanged as the sale of the World Trade Center in Denver was offset by the acquisition of two buildings in the Toronto market and continued expansion into the Washington market with the acquisition of an office property in Maryland.
Securities include $1.3 billion (2005 — $1.6 billion) of largely fixed income securities held through our insurance operations, and $222 million within Specialty Funds (2005 — $134 million) as well as our $267 million (2005 — $267 million) common share investment in Canary Wharf Group, which is grouped with core office property operations in the Operations Review. The securities balance remains largely unchanged from the end of 2005.

22     Brookfield Asset Management  |  Q1 / 2006 Interim Report

Loans and notes receivable include $702 million within Specialty Funds (2005 — $241 million) which consist largely of loans advanced by our bridge lending operations. The outstanding balance was higher at the end of the first quarter of 2006 due to the advancement of a number of loans through our bridge lending operations.
Our consolidated capitalization, which includes liabilities and shareholders’ equity, increased in line with the growth in our total assets. This increase is reflected mostly in corporate borrowings and common equity. The following table summarizes our consolidated capitalization at March 31, 2006 and December 31, 2005 and the related cash cost of capital:

	Cost of Capital [1]		Book Value
	March 31	December 31	March 31	December 31
MILLIONS	2006	2005	2006	2005

Non-recourse borrowings
Property specific mortgages	7%	7%	$8,856	$8,756
Subsidiary borrowings	5%	5%	2,417	2,510
Corporate borrowings	7%	7%	2,139	1,620
Accounts payable and other liabilities	7%	7%	4,644	4,561
Capital securities	6%	6%	1,585	1,598
Non-controlling interest in net assets	22%	22%	2,096	1,984
Shareholders’ equity
Preferred equity	6%	6%	515	515
Common equity	20%	20%	4,663	4,514

	9.5%	9.5%	$26,915	$26,058

1	Based on operating cash flows as a percentage of average book value
Corporate borrowings increased by $524 million as a result of the issuance of commercial paper during the quarter to fund investments. Other components of our capitalization were largely unchanged. Common equity increased due to the net income generated over the past quarter, offset in part by dividends paid.
Our overall weighted average cash cost of capital, using a 20% return objective for our common equity, is 9.5%, unchanged from 2005. This reflects the low cost of non-participating perpetual preferred equity issued over a number of years, as well as the low cost of term debt, capital securities and non-recourse investment grade financings, achievable due to the high quality of our core office properties and power generating plants.
Consolidated Statement of Income
The following table summarizes our consolidated statement of net income:

	Three months ended March 31
MILLIONS	2006	2005

Revenues less direct operating costs	$711	$502
Interest expenses	(224)	(199)
Operating costs and current taxes	(85)	(81)
Non-controlling interests in the foregoing	(100)	(83)

	302	139
Other items, net of non-controlling interests	(123)	26

Net income	$179	$165

The following table reconciles total operating cash flow in the segmented basis of presentation and net operating income:

	Three months ended March 31
MILLIONS	2006	2005

Total operating cash flow	$716	$518
Less dividends received:
Falconbridge and Norbord	(5)	(16)

Revenues less direct operating costs	$711	$502

Brookfield Asset Management  |  Q1 / 2006 Interim Report     23

Net operating income includes the following items from our consolidated statement of income: fees earned; other operating revenues less direct operating expenses; investment and other income; and disposition gains. These items are described for each business unit in the Operations Review.
Consolidated interest expense increased quarter over quarter due principally to the higher average level of property specific financings during the quarter, which reflects the acquisition of property, power and timber assets over the past twelve months. Interest charges are summarized in the following table:

	Three months ended March 31
MILLIONS	2006	2005

Corporate borrowings	$30	$29
Property specific mortgages	143	114
Subsidiary borrowings	27	34
Capital securities	24	22

	$224	$199

Operating costs and current taxes are discussed under Other Liabilities and Operating Costs. The 5% increase over the previous quarter was due principally to the increased level of business activity.
The interest of non-controlling parties in the foregoing items totalled $100 million on a consolidated basis during the first quarter of 2006, compared with $83 million on a similar basis during 2005. The increase was due primarily to the overall growth in operating cash flows and gains produced by our partially owned core office and residential property operations.
Other Items, Net of Non-controlling Interests
Other items are summarized in the following table, and include items that are either non-cash in nature or not considered by us to form part of our operating cash flow. Accordingly, they are included in the reconciliation between net income and operating cash flow presented earlier in the MD&A.

	Three months ended March 31
MILLIONS	2006	2005

Equity accounted income (loss) from investments	$(22)	$103
Depreciation and amortization	(104)	(77)
Future income taxes and other provisions	(51)	(28)
Non-controlling interests in the foregoing items	54	28

	$(123)	$26

Equity accounted income reflects our share of the net income recorded by Norbord and Fraser Papers. The 2005 results also include $71 million in respect of our investment in Falconbridge, which was sold last year. The decline relative to 2005 also reflects our share of losses incurred by Fraser Papers, which totalled $44 million in the quarter versus an income contribution of $2 million for the same period last year. Norbord realized prices in 2006 that, while very favourable, were lower compared to the same period in 2005 during which time prices were particularly strong. Our share of Norbord’s earnings was $22 million in the quarter compared with $30 million in the same period in 2005.
Depreciation and amortization prior to non-controlling interests increased to $104 million from $77 million during the first quarter of 2006. The increase is due to the acquisition of additional power and property assets since the beginning of 2005.
Future income taxes and other provisions increased to $51 million from $28 million, and are summarized in the following table:

	Three months ended March 31
MILLIONS	2006	2005

Future income taxes	$63	$34
Revaluation gains and losses
Interest rate contracts	(16)	(8)
Norbord exchangeable debentures	(4)	(1)
Tax effect of revaluation gains and losses	8	3

	$51	$28

24     Brookfield Asset Management  |  Q1 / 2006 Interim Report

We record non-cash tax provisions as required under GAAP, which reflect changes in the carrying value of our tax shield during the period, and tax provisions in respect of the non-cash equity earnings. Brookfield has access to significant tax shields as a result of the nature of our asset base, and we do not expect to incur any meaningful cash tax liability in the near future, other than in our U.S. home building operations which, because they are owned separately, do not enjoy the benefits of tax shields from our other U.S. operations.
Revaluation gains and losses include the impact of revaluing fixed rate financial contracts that we maintain in order to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration interest sensitive assets. Accounting rules require that we revalue certain of these contracts each period even if the corresponding assets are not revalued. Over the course of the quarter we recorded a revaluation gain of $16 million. It is important to note that the corresponding change in the value of our long duration interest sensitive assets is not reflected in earnings.
Similarly, we are required to revalue debentures issued by us that are exchangeable into 20 million Norbord common share, owned by us to reflect changes in the Norbord share price during the period, resulting in a revaluation gain of $4 million. We record our share of Norbord’s earnings relating to the corresponding shares under Equity Accounted Income from Investments but do not otherwise reflect the change in market value of these shares in current earnings.
Consolidated Statement of Cash Flows
The following table summarizes the company’s cash flows as set forth in the consolidated statement of cash flows:

	Three months ended March 31
MILLIONS	2006	2005

Cash flow from operations	$307	$155
Net change in non-cash working capital balances and other	(97)	130

Operating activities	210	285
Financing activities	541	(40)
Investing activities	(792)	(105)

Increase (decrease) in cash and cash equivalents	$(41)	$140

Operating Activities
Cash flow from operating activities consists of operating cash flows, which is described in detail elsewhere in this report, adjusted for changes in non-cash working capital balances which fluctuate from quarter to quarter.
Financing Activities
Financing activities generated $541 million of cash during 2006 compared with an outflow of $40 million during 2005. Commercial paper borrowings increased by approximately $500 million in the first quarter of 2006 to fund new bridge lending and restructuring fund initiatives and power assets acquired during the period, whereas a small amount of corporate borrowings were repaid in 2005. The issuance of property specific mortgages were largely offset by repayments during the first quarter of 2006.
We retained $56 million (2005 — $40 million) of operating cash flow within our consolidated subsidiaries in excess of that distributed by way of dividends and paid shareholder distributions to holders of our common and preferred shares totalling $48 million (2005 — $44 million). We did not repurchase any meaningful amount of corporate or subsidiary equity during the period, as opposed to $42 million of such purchases in 2005.
Investing Activities
We invested net capital of $792 million on a consolidated basis during the first quarter of 2006 compared with $105 million during the same period in 2005. The largest area of investment was in our specialty funds business due to the high level of activity in our bridge lending and restructuring groups. The purchase of a core office property in Washington was largely offset by proceeds from the sale of a property in Denver. We acquired additional power facilities in the first quarters of both 2006 and 2005.

Brookfield Asset Management  |  Q1 / 2006 Interim Report     25

Reconciliation of Segmented Disclosure to Consolidated Financial Statements
The following tables present a reconciliation of our segmented disclosure, which forms the basis of presentation for much of the discussion and analysis in this annual report, to our consolidated financial statements which are prepared and audited in accordance with GAAP:
Balance Sheet

	AS AT MARCH 31, 2006
						Cash and
			Timber and	Specialty		Financial	Other
MILLIONS	Property	Power	Infrastructure	Funds	Investments	Assets	Assets	Capitalization	Consolidated

Assets
Operating assets
Property, plant and equipment
Property	$10,835	$—	$112	$—	$—	$—	$—	$—	$10,947
Power generation	—	3,799	—	—	—	—	—	—	3,799
Timberlands and infrastructure	—	—	1,178	—	—	—	—	—	1,178
Other plant and equipment	—	—	—	—	319	—	—	—	319
Securities	267	—	—	222	1,450	—	—	—	1,939
Loans and notes receivable	—	—	—	702	49	—	—	—	751
Cash and cash equivalents	118	131	31	6	287	337	—	—	910
Financial assets	—	156	—	—	—	2,064	—	—	2,220
Investments	—	—	—	110	444	18	—	—	572
Accounts receivable and other	560	786	71	98	898	—	1,867	—	4,280

Total assets	$11,780	$4,872	$1,392	$1,138	$3,447	$2,419	$1,867	$—	$26,915

Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$2,139	$2,139
Property specific financing	5,831	2,448	577	—	—	—	—	—	8,856
Other debt of subsidiaries	1,079	476	9	37	88	111	—	617	2,417
Accounts payable and other liabilities	374	495	82	46	1,922	284	—	1,441	4,644
Capital securities	—	—	—	—	—	—	—	1,585	1,585
Non-controlling interests in net assets	204	223	355	4	112	—	—	1,198	2,096
Preferred equity	—	—	—	—	—	—	—	515	515
Common equity / net invested capital	4,292	1,230	369	1,051	1,325	2,024	1,867	(7,495)	4,663

Total liabilities and shareholders’ equity	$11,780	$4,872	$1,392	$1,138	$3,447	$2,419	$1,867	$—	$26,915

Results from Operations

	FOR THE QUARTER ENDED MARCH 31, 2006
	Asset						Investment
	Management			Timber and	Specialty		Income
MILLIONS	Services	Property	Power	Infrastructure	Funds	Investments	and Gains	Capitalization	Consolidated

Fees earned	$54	$—	$—	$—	$—	$—	$—	$—	$54
Revenues less direct operating costs
Property	—	282	—	—	—	—	—	—	282
Power generation	—	—	200	—	—	—	—	—	200
Timberlands and infrastructure	—	—	—	46	—	—	—	—	46
Specialty funds	—	—	—	—	39	—	—	—	39
Investment and other income	—	—	—	—	—	3	87	—	90

	54	282	200	46	39	3	87	—	711
Expenses
Interest	—	89	55	8	—	2	—	70	224
Asset management	35	—	—	—	—	—	—	—	35
Other operating costs	—	—	—	—	—	5	—	31	36
Current income taxes	—	14	—	—	—	—	—	—	14
Non-controlling interests	—	9	14	3	—	4	1	69	100

Net income before the following	19	170	131	35	39	(8)	86	(170)	302
Dividends from Norbord	—	—	—	—	—	5	—	—	5

Cash flow from operations	19	170	131	35	39	(3)	86	(170)	307
Preferred share dividends	—	—	—	—	—	—	—	10	10

Cash flow to common shareholders	$19	$170	$131	$35	$39	$(3)	$86	$(180)	$297

26     Brookfield Asset Management  |  Q1 / 2006 Interim Report

Balance Sheet

	AS AT DECEMBER 31, 2005
					Cash and
			Timber and	Specialty	Financial	Other
MILLIONS	Property	Power	Infrastructure	Funds	Investments	Assets	Assets	Capitalization	Consolidated

Assets
Operating assets
Property, plant and equipment
Property	$10,722	$—	$113	$—	$—	$—	$39	$—	$10,874
Power generation	—	3,568	—	—	—	—	—	—	3,568
Timberlands and infrastructure	—	—	1,018	—	—	—	—	—	1,018
Other plant and equipment	—	—	—	—	316	—	—	—	316
Securities	267	—	—	134	1,571	97	—	—	2,069
Loans and notes receivable	—	—	—	241	47	60	—	—	348
Cash and cash equivalents	253	115	23	—	143	417	—	—	951
Financial assets	—	187	—	—	—	1,984	—	—	2,171
Investments	—	—	—	122	473	—	—	—	595
Accounts receivable and other	617	882	59	2	836	—	1,752	—	4,148

Total assets	$11,859	$4,752	$1,213	$499	$3,386	$2,558	$1,791	$—	$26,058

Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$1,620	$1,620
Property specific financing	5,881	2,365	510	—	—	—	—	—	8,756
Other debt of subsidiaries	1,138	474	37	—	110	146	—	605	2,510
Accounts payable and other liabilities	463	491	65	—	1,874	282	—	1,386	4,561
Capital securities	—	—	—	—	—	—	—	1,598	1,598
Non-controlling interests in net assets	196	225	255	—	109	—	—	1,199	1,984
Preferred equity	—	—	—	—	—	—	—	515	515
Common equity / net invested capital	4,181	1,197	346	499	1,293	2,130	1,791	(6,923)	4,514

Total liabilities and shareholders’ equity	$11,859	$4,752	$1,213	$499	$3,386	$2,558	$1,791	$—	$26,058

Results from Operations

	FOR THE QUARTER ENDED MARCH 31, 2005
	Asset						Investment
	Management			Timber and	Specialty		Income
MILLIONS	Services	Property	Power	Infrastructure	Funds	Investments	and Gains	Capitalization	Consolidated

Fees earned	$48	$—	$—	$—	$—	$—	$—	$—	$48
Revenues less direct operating costs
Property	—	222	—	—	—	—	—	—	222
Power generation	—	—	134	—	—	—	—	—	134
Timberlands and infrastructure	—	—	—	10	—	—	—	—	10
Specialty funds	—	—	—	—	13	—	—	—	13
Investment and other income	—	—	—	—	—	10	65	—	75

	48	222	134	10	13	10	65	—	502
Expenses
Interest	—	73	52	1	—	2	—	71	199
Asset management	38	—	—	—	—	—	—	—	38
Other operating costs	—	—	4	—	—	—	—	23	27
Current income taxes	—	13	—	—	—	1	—	2	16
Non-controlling interests	—	10	10	—	—	8	—	55	83

Net income before the following	10	126	68	9	13	(1)	65	(151)	139
Dividends from Falconbridge	—	—	—	—	—	12	—	—	12
Dividends from Norbord	—	—	—	—	—	4	—	—	4

Cash flow from operations	10	126	68	9	13	15	65	(151)	155
Preferred share dividends	—	—	—	—	—	—	—	8	8

Cash flow to common shareholders	$10	$126	$68	$9	$13	$15	$65	$(159)	$147

Brookfield Asset Management  |  Q1 / 2006 Interim Report     27

SUPPLEMENTAL INFORMATION
This supplemental information contains information required by applicable continuous disclosure guidelines and to facilitate additional analysis.
Quarterly Results
The eight recently completed quarters are as follows:

	2006	2005				2004
MILLIONS	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Total revenues	$1,183	$1,740	$1,368	$1,174	$974	$1,299	$994	$838

Fees earned	$54	$106	$70	$58	$48	$54	$45	$43
Revenues less direct operating costs
Property	252	461	270	257	222	335	231	214
Power generation	200	128	92	115	134	64	64	67
Timberlands and infrastructure	20	15	19	20	10	10	7	5
Specialty funds	39	11	17	13	13	20	11	7
Investment and other income	90	8	67	77	75	10	48	69
Disposition gains	56	—	28	21	—	—	63	60

	711	729	563	561	502	493	469	465

Expenses
Interest	224	229	218	235	199	154	154	153
Asset management	35	52	51	43	38	35	30	30
Other operating costs	36	35	21	20	27	30	22	13
Current income taxes	14	88	28	30	16	46	16	16
Non-controlling interest in net income before the following	100	151	74	78	83	112	74	100

Net income before the following	302	174	171	155	139	116	173	153
Equity accounted income (loss) from investments	(22)	9	34	73	103	62	79	95
Gains on disposition of Falconbridge	—	—	785	565	—	—	—	—
Depreciation and amortization	(104)	(103)	(102)	(92)	(77)	(79)	(60)	(56)
Future income taxes and other provisions	(51)	5	(180)	(121)	(28)	(67)	(107)	(42)
Non-controlling interests in the foregoing items	54	66	28	30	28	55	48	40

Net income	$179	$151	$736	$610	$165	$87	$133	$190

We manage our business with the objective of generating sustainable cash flows that will demonstrate steady growth over the long term. Nevertheless, our financial results vary from quarter to quarter based on the impact of seasonality within certain businesses as well as the impact of specific initiatives.
Fees earned include participation fees and leasing fees that arise from the completion of specific initiatives and represent a meaningful portion of our overall fees at this stage of development of our business. We earned large fees of this nature in both the third and fourth quarters of 2005. We believe that the level of fee revenues will become increasingly stable as we expand the amount of base management fees earned through the growth in assets under management and as the funds mature, resulting in a more diverse range of performance fees.
Within our property operations, core office results tend to be stable quarter over quarter, excluding the impact of property acquisitions or dispositions. Residential operations tend to generate most of the operating cash flow in the second half of the year due to the seasonality of the business in our U.S. markets. We received significant dividends from Canary Wharf in the third and fourth quarters of 2005 that are reflected in cash flow from operations on the following page.
The contribution from power generation varies with water flows and prices for electricity: both of which are seasonal in nature. The results are typically strongest in the first quarter of each year as both prices and water flows are high relative to the balance of the year.
Timberlands and infrastructure are expected to remain relatively stable through the year and our returns from specialty funds, investments and financial assets will vary as a result of any disposition gains or other income realizations. Disposition gains are, by their nature, difficult to predict however the dynamic nature of our asset base gives rise to opportunities to realize gains with relative frequency.

28     Brookfield Asset Management  |  Q1 / 2006 Interim Report

The eight recently completed quarters of cash flow from operations are as follows:

	2006	2005				2004
MILLIONS	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Net income before the following	$302	$174	$171	$155	$139	$116	$173	$153
Dividends from Falconbridge	—	—	—	12	12	12	11	11
Dividends from Norbord	5	5	5	48	4	5	4	5
Dividends from Canary Wharf	—	73	110	—	—	—	—	—

Cash flow from operations and gains	307	252	286	215	155	133	188	169
Preferred share dividends	10	10	8	9	8	7	6	6

Cash flow to common shareholders	$297	$242	$278	$206	$147	$126	$182	$163

Common equity — book value	$4,663	$4,514	$4,586	$3,872	$3,411	$3,277	$3,229	$3,079
Common shares outstanding [1]	386.6	386.4	391.7	390.3	389.3	388.1	387.0	387.0
Per common share [1]
Cash flow from operations	$0.75	$0.61	$0.69	$0.52	$0.37	$0.33	$0.47	$0.42
Net income	0.43	0.36	1.82	1.51	0.39	0.20	0.32	0.48
Dividends	0.10	0.10	0.10	0.10	0.09	0.09	0.09	0.09
Book value	12.29	11.81	11.83	10.05	8.91	8.51	8.36	7.97
Market trading price (NYSE)	36.71	33.55	31.07	25.44	25.17	24.01	20.13	18.83
Market trading price (TSX) — C$	42.85	39.07	36.09	31.20	30.47	28.77	25.42	24.95

1	Adjusted to reflect three-for-two stock split
Contractual Obligations
Our annual report contains a table and description of our contractual obligations, which consist largely of long term financial obligations, as well as commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business. There were no material changes during the quarter.
Corporate Dividends
The distributions paid by Brookfield on outstanding securities during the first three months of 2006 and the same period in 2005 and 2004 are as follows:

	Distribution per Security
	2006	2005	2004

Class A Common Shares [1]	$0.10	$0.09	$0.09
Class A Preferred Shares
Series 1 [2]	—	—	0.13
Series 2	0.19	0.15	0.15
Series 3 [3]	—	534.57	497.95
Series 4 + Series 7	0.19	0.15	0.15
Series 8	0.24	0.17	0.16
Series 9	0.31	0.29	0.27
Series 10	0.31	0.29	0.27
Series 11	1.30	0.28	0.26
Series 12	0.29	0.27	0.26
Series 13	0.19	0.15	—
Series 14	0.66	0.54	—
Series 15	0.22	0.15	—
Preferred Securities
Due 2050	0.45	0.46	0.40
Due 2051	0.45	0.42	0.39

1	Adjusted to reflect three-for-two stock split

2	Redeemed July 30, 2004

3	Redeemed November 8, 2005

  Brookfield Asset Management  |  Q1 / 2006 Interim Report     29

Related Party Transactions
In the normal course of operations, the company enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements. There were no transactions, individually or in aggregate, that were material to the overall operations.
Additional Share Data
Issued and Outstanding Common Shares
During the three months ended March 31, 2006 and the year ended December 31, 2005, the number of issued and outstanding common shares changed as follows:

	March 31	December 31
MILLIONS	2006 [1]	2005 [1]

Outstanding at beginning of year	386.4	388.1
Issued (repurchased)
Dividend reinvestment plan	—	—
Management share option plan	0.2	2.3
Conversion of debentures and minority interests	—	1.9
Issuer bid purchases	—	(5.9)

Outstanding at end of period	386.6	386.4
Unexercised options	20.8	18.9

Total diluted common shares	407.4	405.3

1	Adjusted to reflect three-for-two stock split
Basic and Diluted Earnings Per Share
The components of basic and diluted earnings per share for the first quarter of 2006 and 2005 are summarized in the following table:

	Three months ended March 31
MILLIONS	2006 [1]	2005 [1]

Net income	$179	$165
Preferred share dividends	(10)	(8)

Net income available for common shareholders	$169	$157

Weighted average	386	388
Dilutive effect of the conversion of notes and options using treasury stock method	11	10

Common shares and common share equivalents	397	398

1	Share numbers adjusted to reflect three-for-two stock split

Brian D. Lawson Managing Partner and Chief Financial Officer April 28, 2006	Bryan K. Davis Managing Partner, Finance

30     Brookfield Asset Management  |  Q1 / 2006 Interim Report

Consolidated Financial Statements

Consolidated Statement of Income

UNAUDITED	THREE MONTHS ENDED MARCH 31
MILLIONS, EXCEPT PER SHARE AMOUNTS	2006	2005

Total revenues	$1,183	$974

Fees earned	$54	$48
Revenues less direct operating costs
Property	252	222
Power generation	200	134
Timberlands and infrastructure	20	10
Specialty funds	39	13

	565	427
Investment and other income	90	75
Disposition gains	56	—

	711	502
Expenses
Interest	224	199
Asset management	35	38
Other operating costs	36	27
Current income taxes	14	16
Non-controlling interests in net income before the following	100	83

	302	139
Other items
Equity accounted income (loss) from investments	(22)	103
Depreciation and amortization	(104)	(77)
Future income taxes and other provisions	(51)	(28)
Non-controlling interests in the foregoing items	54	28

Net income	$179	$165

Net income per common share [1]
Diluted	$0.43	$0.39
Basic	$0.44	$0.41

1	Adjusted to reflect three-for-two stock split.
Consolidated Statement of Retained Earnings

UNAUDITED	THREE MONTHS ENDED MARCH 31
MILLIONS	2006	2005

Retained earnings, beginning of period	$3,321	$1,944
Net income	179	165
Shareholder
distributions — Preferred equity	(10)	(8)
— Common equity	(38)	(37)
Amount paid in excess of the book value of common shares purchased for cancellation	—	(7)

Retained earnings, end of period	$3,452	$2,057

  Brookfield Asset Management  |  Q1 / 2006 Interim Report     31

Consolidated Statement of Cash Flows

UNAUDITED	THREE MONTHS ENDED MARCH 31
MILLIONS	2006	2005

Operating activities
Net income	$179	$165
Adjusted for the following non-cash items
Depreciation and amortization	104	77
Future income taxes and other provisions	51	28
Non-controlling interest in non-cash items	(54)	(28)
Excess of equity income over dividends received	27	(87)

	307	155
Net change in non-cash working capital balances and other	(97)	130

	210	285

Financing activities
Corporate borrowings, net of repayments	523	(27)
Property specific mortgages, net of repayments	112	113
Other debt of subsidiaries, net of repayments	(91)	(80)
Common shares and equivalents repurchased, net of issuances	(3)	(11)
Common shares of subsidiaries repurchased, net of issuances	(8)	(31)
Undistributed non-controlling interests of cash flow	56	40
Shareholder distributions	(48)	(44)

	541	(40)

Investing activities
Investment in or sale of operating assets, net
Property	(42)	(125)
Power generation	(167)	(88)
Timber and infrastructure	(11)	(9)
Securities and loans	(586)	29
Financial assets	18	88
Other property, plant and equipment	(4)	—

	(792)	(105)

Cash and cash equivalents
Increase (decrease)	(41)	140
Balance, beginning of period	951	404

Balance, end of period	$910	$544

32     Brookfield Asset Management  |  Q1 / 2006 Interim Report

Consolidated Balance Sheet

	(UNAUDITED)
	MARCH 31	DECEMBER 31
MILLIONS	2006	2005

Assets
Cash and cash equivalents	$910	$951
Financial assets	2,220	2,171
Investments	572	595
Accounts receivable and other	4,280	4,148
Operating assets
Property, plant and equipment	16,243	15,776
Securities	1,939	2,069
Loans and notes receivable	751	348

	$26,915	$26,058

Liabilities and shareholders’ equity
Non-recourse borrowings
Property specific mortgages	$8,856	$8,756
Subsidiary borrowings	2,417	2,510
Corporate borrowings	2,139	1,620
Accounts payable and other liabilities	4,644	4,561
Capital securities	1,585	1,598
Non-controlling interests in net assets	2,096	1,984
Shareholders’ equity
Preferred equity	515	515
Common equity	4,663	4,514

	$26,915	$26,058

  Brookfield Asset Management  |  Q1 / 2006 Interim Report     33

Notes to Consolidated Financial Statement — Unaudited

1. SUMMARY OF ACCOUNTING POLICIES
The interim financial statements should be read in conjunction with the most recently issued Annual Report of Brookfield Asset Management Inc. (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements.
     The interim financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles (“GAAP”).
      The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.
2. FUTURE ACCOUNTING POLICY CHANGES
The following future accounting policy changes may have an impact on the company, although the impact, if any, has not been determined at this time.
      On January 27, 2005, the CICA issued the following three new accounting standards: Handbook Section 1530, “Comprehensive Income,” Handbook Section 3855, “Financial Instruments — Recognition and Measurement,” and Handbook Section 3865, “Hedges.” These standards will take effect on January 1, 2007.
(i) Comprehensive Income, CICA Handbook Section 1530
As a result of adopting this standard, a new category, Accumulated Other Comprehensive Income, will be added to Shareholders’ Equity on the Consolidated Balance Sheets. Major components for this category will include: unrealized gains and losses on financial assets classified as available-for-sale; unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations; and changes in the fair value of the effective portion of cash flow hedging instruments.
(ii) Financial Instruments — Recognition and Measurement, CICA Handbook Section 3855
Under the new standard, all financial instruments will be classified as one of the following: Held-to-maturity; Loans and Receivables; Held-for-trading; or Available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net Income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in Other Comprehensive Income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.
(iii) Hedges, CICA Handbook Section 3865
This new standard now specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges on a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk which are recognized in Net Income and are offset by changes in the fair value of the derivative to the extent that the hedging relationship is effective, which are also recognized in Net Income. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in Other Comprehensive Income. The ineffective portion will be recognized in Net Income. The amounts recognized in Accumulated Other Comprehensive Income will be recorded in or recognized as Net Income in the periods in which Net Income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in Other Comprehensive Income, whereas they are currently recognized in the company’s Cumulative Translation Account.

34     Brookfield Asset Management  |  Q1 / 2006 Interim Report

(iv) Implicit Variable Interests, Emerging Issues Committee Abstract 157
In October 2005, the Emerging Issues Committee issued Abstract No. 157, “Implicit Variable Interests Under AcG 15” (“EIC 157”). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgement that depends on the relevant facts and circumstances.
(v) Conditional Asset Retirement Obligations, Emerging Issues Committee Abstract 159
In December 2005, the Emerging Issues Committee issued Abstract No. 159 “Conditional Asset Retirement Obligations” (“EIC 159”). This EIC requires an entity to recognize the fair value of a legal obligation to perform asset retirement activities, even though the timing and/or method of settlement may be uncertain.
3. Acquisitions
During the quarter, the company signed a definitive agreement to acquire two buildings in the Washington D.C. area for $230 million. The buildings are 100% leased to the U.S. Government and are the headquarters of the Transportation Security Administration.
During the quarter, the company completed the acquisition of four hydroelectric generating facilities with a total capacity of 50 megawatts located in Ontario for approximately $197 million, including assumed liabilities.
4. Guarantees and Commitments
In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.
5. Common Equity
The company’s common equity is comprised of the following:

	(UNAUDITED)
	March 31	December 31
MILLIONS	2006	2005

Class A and B common shares	$1,201	$1,199
Retained earnings	3,452	3,321
Cumulative translation adjustment	10	(6)

Common equity	$4,663	$4,514

SHARES OUTSTANDING (MILLIONS) [1]

Class A and B common shares issued	386.5	386.4
Unexercised options	20.9	18.9

Total fully diluted common shares	407.4	405.3

1	Adjusted to reflect three-for-two stock split
The holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the asset of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common stock share equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common stock is diluted.

  Brookfield Asset Management  |  Q1 / 2006 Interim Report     35

6. Stock-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period.
Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date.
During the first three months of 2006, the company granted 2.1 million stock options at an average exercise price of C$40.95 per share, which was equal to the market price at the close of business on the day prior to the grant date. The compensation expense was calculated using the Black-Scholes method of valuation, assuming a 7.5 year term, 21% volatility, a weighted average expected dividend yield of 1.2% annually and an interest rate of 3.9%.
7. Future Income Taxes and Other Provisions
The following table provides a breakdown of future income taxes and other provisions:

UNAUDITED	Three Months Ended March 31
MILLIONS	2006	2005

Future income taxes	$63	$34
Other provisions, net of taxes	(12)	(6)

	$51	$28

8. Segmented and Other Information
Revenue and assets by geographic segments are as follows:

	Three Months Ended		Three Months Ended
UNAUDITED	March 31, 2006	March 31, 2006	March 31, 2005	Dec. 31, 2005
MILLIONS	Revenue	Assets	Revenue	Assets

United States	$648	$12,950	$555	$12,633
Canada	364	9,902	319	9,463
International	171	4,063	100	3,962

	$1,183	$26,915	$974	$26,058

Revenue, net income and assets by reportable segments are as follows:

	Operations				Assets
	Three months ended		Three months ended		March 31	Dec. 31
	March 31, 2006		March 31, 2005		2006	2005
UNAUDITED		Net		Net
MILLIONS	Revenue	Income	Revenue	Income

Property	$641	$41	$538	$36	$10,947	$10,874
Power Generation	266	83	204	59	3,799	3,568
Timberlands and infrastructure	50	33	40	5	1,178	1,018
Specialty Funds	52	45	15	13	1,138	480

	1,009	202	797	113	17,062	15,940
Investment income and other, cash interest and other cash expenses	174	8	177	(22)	9,853	10,118

	$1,183	210	$974	91	$26,915	$26,058

Equity accounted earnings, depreciation, taxes and other non-cash items		(31)		74

Net income		$179		$165

Cash taxes paid for the three month period were $17 million (2005 — $28 million) and are included in other cash expenses. Cash interest paid totalled $159 million (2005 — $146 million).

36     Brookfield Asset Management  |  Q1 / 2006 Interim Report

9. Subsequent Events
On April 4, 2006, the company announced a three-for-two stock split of the company’s outstanding common shares. The split was implemented on April 27, 2006 by way of a stock dividend whereby shareholders of record on April 19, 2006 received one-half of a Brookfield common share for each common share held. Fractional share dividends were paid in cash based on the market price of a common share on the Toronto Stock Exchange at the close of business on April 19, 2006.

Note: This Interim Report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
This Interim Report to shareholders and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield’s results.

  Brookfield Asset Management  |  Q1 / 2006 Interim Report     37

Shareholder Information

Shareholder Enquiries
Shareholder enquiries are welcomed and should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brookfield.com. Alternatively shareholders may contact the company at its administrative head office:
Brookfield Asset Management Inc.
Suite 300, BCE Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone:    416-363-9491
Facsimile:      416-365-9642
Web Site:      www.brookfield.com
E-Mail:          enquiries@brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone:      416-643-5500 or
                        1-800-387-0825 (Toll free throughout North America)
Facsimile:        416-643-5501
Web Site:        www.cibcmellon.com
Investor Relations and Communications
We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and press releases for material information. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and web archived events.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions at any time. Management is also available to investment analysts, financial advisors and media to ensure that accurate information is available to investors. All materials distributed at any of these meetings are posted on the company’s web site.
The text of the company’s 2005 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividend Reinvestment Plan
Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.
The Dividend Reinvestment Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from our administrative head office, our transfer agent or from our web site.

Stock Exchange Listings

	Outstanding at March 31, 2006		Symbol	Stock Exchange

Class A Common Shares	386,497,825	[1]	BAM, BAM.LV.A	New York, Toronto
Class A Preference Shares
Series 2	10,465,100		BAM.PR.B	Toronto
Series 4	2,800,000		BAM.PR.C	Toronto
Series 8	1,049,792		BAM.PR.E	Toronto
Series 9	2,950,208		BAM.PR.G	Toronto
Series 10	10,000,000		BAM.PR.H	Toronto
Series 11	4,032,401		BAM.PR.I	Toronto
Series 12	7,000,000		BAM.PR.J	Toronto
Series 13	9,999,000		BAM.PR.K	Toronto
Series 14	665,000		BAM.PR.L	Toronto
Preferred Securities
8.35%	5,000,000		BAM.PR.S	Toronto
8.30%	5,000,000		BAM.PR.T	Toronto

1	Adjusted to reflect three-for two stock split
Dividend Record and Payment Dates

	Record Date	Payment Date

Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 10, 11, 12 and 13	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
Preferred Securities [2] 8.35% and 8.30%	15th day of March, June, September and December	Last day of March, June, September and December

1	All dividend payments are subject to declaration by the Board of Directors

38     Brookfield Asset Management  |  Q1 / 2006 Interim Report

Brookfield Asset Management Inc. www.brookfield.com NYSE/TSX: BAM
Corporate Offices

Toronto Canada	New York United States	London United Kingdom
Suite 300, BCE Place 181 Bay Street, Box 762 Toronto, Ontario M5J 2T3 T 416-363-9491 F 416-365-9642	Three World Financial Center 200 Vesey Street, 11th Floor New York, New York 10281-0221 T 212-417-7000 F 212-417-7196	One Canada Square 28th Floor, Canary Wharf London E14 5DY T 44 (207) 956-8265 F 44 (207) 956-8654
Brasilia — Brazil
SHIS, Q1 15, Conjunto 05, Casa 02/04
Lago Sul — Brasilia
Distrito Federal CEP: 71.635-250
T     55 (61) 2323-9100
F     55 (61) 2323-9198